UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone : +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Sequans Communications S.A. (the “Company”) hereby announces that at the combined ordinary and extraordinary meeting of shareholders held on June 26, 2012, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the attached Agenda, with the exception of the 20th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 20,384,838 ordinary shares of the Company, and 143,000 ordinary shares, representing in total 59.2% of the ordinary shares outstanding as of the record date, were voted at the meeting.

Sequans Communications S.A.

Agenda – Combined Ordinary and Extraordinary Meeting of Shareholders

June 26, 2012

Ordinary Matters

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2011

2.	Approval of the consolidated accounts for the fiscal year ended December 31, 2011

3.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

4.	Appropriation of statutory net income for the fiscal year

5.	Approval of the compensation plan for independent directors

6.	Appointment of Mr. Gilles Delfassy as a new director

7.	Renewal of the terms of office as directors of Messrs. Georges Karam and Zvi Slonimsky

Extraordinary Matters

8.	Change in the organization of the Company’s management – Corresponding amendment of Article 13 of the Articles of Incorporation and Bylaws

9.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma

10.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. James Patterson

11.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Zvi Slonimsky

12.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Hubert de Pesquidoux

13.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Dominique Pitteloud

14.	Subject to the condition precedent that the compensation plan for independent directors is approved and that Mr. Gilles Delfassy is appointed as an independent director, issuance of 25,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Gilles Delfassy

15.	Authorization given to the Board of Directors to grant stock options, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

16.	Authorization granted to the Board of Directors to allot restricted shares, free of charge, to employees and/or corporate officers; conditions attached to such authorization; powers to be granted to the Board of Directors

17.	Authorization granted to the Board of Directors to issue stock subscription warrants, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

18.	Setting an overall ceiling for issuances of stock options, free shares and stock subscription warrants

19.	Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €200,000 by issuing shares and/or securities that grant access to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

20.	Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

21.	Powers and formalities required for the meeting for be official

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: June 27, 2012	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer